Exhibit 99.1

NICE Reports Record Results for the Fourth Quarter and Full Year 2011

Ra’anana, Israel, February 15, 2012 - NICE Systems (NASDAQ: NICE) today announced results for the fourth quarter and full year ending December 31, 2011.

Fourth Quarter 2011 non-GAAP Financial and Business Highlights Include:
•	Record revenues of $214 million, up 14% year over year
•	Fully diluted earnings per share increased 18% to a record $0.60
•	Cash from operations totaled $53 million
•	Record bookings resulting in book to bill substantially greater than 1
•	Company completed its acquisition of Merced in February

Full Year 2011 non-GAAP Financial and Business Highlights Include:
•	Record revenues of $798 million, up 15% year over year
•	Record gross and operating margins at 65.5% and 18.7%, respectively
•	Fully diluted earnings per share increased 20% to a record $2.10
•	Cash from operations totaled $154 million
•	Backlog at year-end reaches an all-time high

“We are pleased to finish the very strong year with record results for both the fourth quarter and full year 2011,” said Zeevi Bregman, President and CEO of NICE Systems. “We ended the fourth quarter with very strong bookings, a record backlog, and a healthy pipeline, and we look forward to another year of profitable growth in 2012.”

Mr. Bregman continued, “Much of the success we had in 2011 was marked by the strong growth of our analytics-based solutions. As a leader in innovating around structured and unstructured data analytics, we are seeing strong demand from our customers who are using our best-in-class analytics-based solutions to help them derive better insight into their businesses in real-time. Our solutions are generating impact for our customers by improving top and bottom line business performance, ensuring compliance, achieving a better customer experience for their customers and safeguarding people and assets.”

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2011:

Revenues: Fourth quarter 2011 non-GAAP total revenues were a record $213.6 million, up 14.3% from $186.9 million for the fourth quarter of 2010. Non-GAAP total revenues for the full year 2011 increased 14.7% to $797.7 million compared to $695.3 million for the full year 2010.

Gross Profit: Fourth quarter 2011 non-GAAP gross profit and non-GAAP gross margin were a record $141.7 million and 66.3%, respectively, compared to $123.5 million and 66.1%, respectively, for the fourth quarter of 2010. Full year 2011 non-GAAP gross profit and non-GAAP gross margin were $522.1 million and 65.5%, respectively, compared to $451.9 million and 65.0%, respectively, for the same period last year.

Operating Income: Fourth quarter 2011 non-GAAP operating income increased to a record $39.8 million compared to $34.8 million for the fourth quarter of 2010. Fourth quarter 2011 Non-GAAP operating margin was unchanged at 18.6% compared to the fourth quarter of 2010. Full year 2011 non-GAAP operating income and non-GAAP operating margin increased to $148.9 million and 18.7%, respectively, compared to $123.4 million and 17.8%, respectively, for the full year 2010.

Net Income: Fourth quarter 2011 non-GAAP net income and non-GAAP net margin increased to $37.6 million and 17.6%, respectively, compared to $32.7 million and 17.5%, respectively, for the fourth quarter of 2010. Full year 2011 non-GAAP net income and non-GAAP net margin increased to $134.6 million and 16.9%, respectively, from $112.1 million and 16.1%, respectively, for the same period last year.

Fully Diluted Earnings Per Share: Fourth quarter 2011 non-GAAP fully diluted earnings per share increased to a record $0.60, up 17.6% from $0.51 for the fourth quarter of 2010. Full year 2011 non-GAAP fully diluted earnings per share increased to $2.10, up 20% from $1.75 for the full year 2010.

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2011:

Revenues: Fourth quarter 2011 total revenues increased 14.8% to a record $213.6 million compared to $186.1 million for the fourth quarter of 2010. Full year 2011 total revenues increased 15.1% to a record $793.8 million compared to $689.5 million for the full year 2010.

Gross Profit: Fourth quarter 2011 gross profit and gross margin were $132.0 million and 61.8%, respectively, compared to $115.9 million and 62.3%, respectively, for the fourth quarter of 2010. Full year 2011 gross profit and gross margin increased to $486.5 million and 61.3%, respectively, up from $420.4 million and 61.0%, respectively, for the same period last year.

Operating Income: Fourth quarter 2011 operating income and operating margin were $15.1 million and 7.1%, respectively, compared to $17.2 million and 9.2%, respectively, for the fourth quarter of 2010. Full year 2011 operating income and operating margin increased to $59.0 million and 7.4%, respectively, compared with $49.1 million and 7.1%, respectively, for the full year 2010.

Net Income: Fourth quarter 2011 net income and net margin were $15.2 million and 7.1%, respectively, compared to $17.4 million and 9.3%, respectively, for the fourth quarter of 2010. Full year 2011 net income and net margin increased to $57.3 million and 7.2%, respectively, compared to $48.7 million and 7.1%, respectively, for the full year 2010.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter 2011 was $0.24 compared to $0.27 for the fourth quarter of 2010. Fully diluted earnings per share for the full year 2011 increased to $0.89 compared to $0.76 for the full year 2010.

Operating Cash Flow and Cash Balance: Fourth quarter 2011 operating cash flow was $53.3 million. In the fourth quarter, approximately $78 million that was used for acquisitions and $11 million that was used for share repurchases As of December 31, 2011, total cash and cash equivalents, short term investments and marketable securities were $562.6 million, with no debt.

First Quarter and Full Year 2012 Guidance:

Guidance for the first quarter and full year 2012 is as follows:

First Quarter 2012: First quarter non-GAAP total revenues for 2012 are expected to be in a range of $210 million to $218 million. First quarter non-GAAP fully diluted earnings per share for 2012 is expected to be in a range of $0.50 to $0.55.

Full Year 2012: Full year non-GAAP total revenues for 2012 are expected to be in a range of $930 million to $950 million. Full year non-GAAP fully diluted earnings per share for 2012 is expected to be in a range of $2.28 to $2.48.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 15, 2012 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-229-7198 or 1-888-668-9141, International +972-3- 9180610, United Kingdom 0-800-917-5108, Israel 03-9180609. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events . An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-782-4291, International +972-3-9255921, United Kingdom 0-800-917-4256, Israel 03-9255921.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation expenses, certain business combination accounting entries and settlement and related expenses. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$97,929	$87,734	$355,760	$325,429
Services	115,693	98,411	438,071	364,022
Total revenue	213,622	186,145	793,831	689,451

Cost of revenue:
Product	31,127	27,587	116,256	107,190
Services	50,518	42,628	191,049	161,885
Total cost of revenue	81,645	70,215	307,305	269,075

Gross profit	131,977	115,930	486,526	420,376

Operating Expenses:
Research and development, net	29,307	26,136	109,127	97,083
Selling and marketing	54,103	49,822	199,044	178,407
General and administrative	27,032	17,775	95,650	76,345
Amortization of acquired intangible assets	6,415	5,030	23,677	19,489
Total operating expenses	116,857	98,763	427,498	371,324

Operating income	15,120	17,167	59,028	49,052

Finance and other income, net	2,402	1,927	9,856	8,981

Income before taxes on income	17,522	19,094	68,884	58,033
Taxes on income	2,277	1,711	11,621	9,326

Net income	$15,245	$17,383	$57,263	$48,707

Basic earnings per share	$0.25	$0.28	$0.91	$0.78

Diluted earnings per share	$0.24	$0.27	$0.89	$0.76

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	61,736	62,819	62,924	62,652
Diluted earnings per share	62,995	64,144	64,241	64,132

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
GAAP revenues	$213,622	$186,145	$793,831	$689,451
Valuation adjustment on acquired deferred product revenue	-	332	3,010	1,911
Valuation adjustment on acquired deferred service revenue	-	442	865	3,907
Non-GAAP revenues	$213,622	$186,919	$797,706	$695,269

GAAP cost of revenue	$81,645	$70,215	$307,305	$269,075
Amortization of acquired intangible assets on cost of product	(7,541)	(6,369)	(27,938)	(23,595)
Valuation adjustment on acquired deferred cost of services	109	188	575	828
Cost of product revenue adjustment (1,2,4)	(1,359)	60	(1,666)	(255)
Cost of services revenue adjustment (1,2,3,4)	(918)	(693)	(2,688)	(2,665)
Non-GAAP cost of revenue	$71,936	$63,401	$275,588	$243,388

GAAP gross profit	$131,977	$115,930	$486,526	$420,376
Gross profit adjustments	9,709	7,588	35,592	31,505
Non-GAAP gross profit	$141,686	$123,518	$522,118	$451,881

GAAP operating expenses	$116,857	$98,763	$427,498	$371,324
Research and development (1,2,3)	(894)	(1,174)	(4,036)	(4,894)
Sales and marketing (1,2,3)	(1,788)	(1,866)	(7,871)	(6,427)
General and administrative (1,2,3)	(2,285)	(1,796)	(8,881)	(10,319)
Amortization of acquired intangible assets	(6,415)	(5,030)	(23,677)	(19,489)
Acquisition related expenses (4)	(2,204)	(158)	(8,403)	(1,757)
Settlement and related expenses	(1,383)	-	(1,383)	-
Non-GAAP operating expenses	$101,888	$88,739	$373,247	$328,438

GAAP finance & other income, net	$2,402	$1,927	$9,856	$8,981
Realized gain on previously impaired marketable securities	-	-	-	(625)
Acquisition related expenses (4)	-	-	-	97
Non-GAAP finance & other income, net	$2,402	$1,927	$9,856	$8,453

GAAP taxes on Income	$2,277	$1,711	$11,621	$9,326
Tax adjustments re non-gaap adjustments	2,347	2,284	12,486	10,513
Non-GAAP taxes on income	$4,624	$3,995	$24,107	$19,839

GAAP net income	$15,245	$17,383	$57,263	$48,707
Valuation adjustment on acquired deferred revenue	-	774	3,875	5,818
Valuation adjustment on acquired deferred cost of services	(109)	(188)	(575)	(828)
Amortization of acquired intangible assets	13,956	11,399	51,615	43,084
Share-based compensation (1)	5,886	5,158	21,159	21,054
Re-organization expenses (2)	-	-	910	2,262
Acquisition related compensation expense (3)	126	311	1,832	1,244
Acquisition related expenses (4)	3,436	158	9,644	1,854
Settlement and related expenses	1,383	-	1,383	-
Realized gain on previously impaired marketable securities	-	-	-	(625)
Tax adjustments re non-gaap adjustments	(2,347)	(2,284)	(12,486)	(10,513)
Non-GAAP net income	$37,576	$32,711	$134,620	$112,057

GAAP diluted earnings per share	$0.24	$0.27	$0.89	$0.76

Non-GAAP diluted earnings per share	$0.60	$0.51	$2.10	$1.75

Shares used in computing US GAAP diluted earnings per share	62,995	64,144	64,241	64,132

Shares used in computing Non-GAAP diluted earnings per share	62,995	64,144	64,241	64,132

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1) Share-based Compensation
	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
Cost of product revenue	$(136)	$60	$(374)	$(255)
Cost of service revenue	(894)	(693)	(2,548)	(2,379)
Research and development	(881)	(863)	(2,966)	(3,650)
Sales and marketing	(1,740)	(1,866)	(7,490)	(5,920)
General and administrative	(2,235)	(1,796)	(7,781)	(8,850)
	$(5,886)	$(5,158)	$(21,159)	$(21,054)

(2) Re-organization expenses
	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
Cost of product revenue	$-	$-	$(60)	$-
Cost of service revenue	-	-	-	(286)
Research and development	-	-	(141)	-
Sales and marketing	-	-	-	(507)
General and administrative	-	-	(709)	(1,469)
	$-	$-	$(910)	$(2,262)

(3) Acquisition related compensation expense
	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
Cost of service revenue	$(15)	$-	$(131)	$-
Research and development	(13)	(311)	(929)	(1,244)
Sales and marketing	(48)	-	(381)	-
General and administrative	(50)	-	(391)	-
	$(126)	$(311)	$(1,832)	$(1,244)

(4) Acquisition related expenses
	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
Cost of product revenue	$(1,223)	$-	$(1,232)	$-
Cost of service revenue	(9)	-	(9)	-
Research and development	(15)	-	(96)	(73)
Sales and marketing	(131)	-	(2,311)	(77)
General and administrative	(2,058)	(158)	(5,996)	(1,607)
Other expense, net	-	-	-	(97)
	$(3,436)	$(158)	$(9,644)	$(1,854)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2011	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$204,437	$109,526
Short-term investments	144,003	242,593
Trade receivables	126,981	99,257
Other receivables and prepaid expenses	43,941	31,924
Inventories	13,404	10,861
Deferred tax assets	10,405	6,798

Total current assets	543,171	500,959

LONG-TERM ASSETS:
Marketable securities	214,136	311,081
Other long-term assets	28,890	31,118
Property and equipment, net	28,299	22,014
Other intangible assets, net	158,153	141,632
Goodwill	609,187	527,614

Total long-term assets	1,038,665	1,033,459

TOTAL ASSETS	$1,581,836	$1,534,418

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,014	$20,019
Accrued expenses and other liabilities	350,614	307,031

Total current liabilities	369,628	327,050

LONG-TERM LIABILITIES:
Deferred tax liabilities	27,766	19,705
Other long-term liabilities	25,798	26,903

Total long-term liabilities	53,564	46,608

SHAREHOLDERS' EQUITY	1,158,644	1,160,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,581,836	$1,534,418

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$15,245	$17,383	$57,263	$48,707
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	18,216	15,043	67,124	57,267
Stock based compensation	5,886	5,158	21,159	21,054
Excess tax shortfall (benefit) from share-based payment arrangements	(5)	417	(372)	18
Net recognized losses (gains) on investments and derivatives	831	(144)	2,447	(673)
Deferred taxes, net	(43)	1,595	(8,775)	(4,862)
Changes in operating assets and liabilities
Trade Receivables	(3,411)	(2,548)	(20,621)	6,344
Other receivables and prepaid expenses	5,001	175	5,812	(4,200)
Inventories	(591)	2,218	(2,048)	3,546
Trade payables	(3,505)	3,735	(3,743)	(7,136)
Accrued expenses and other current liabilities	15,679	1,453	35,634	25,912
Other long-term liabilities	(10)	(406)	494	(957)

Net cash provided by operating activities	53,293	44,079	154,374	145,020

Investing Activities

Purchase of property and equipment	(4,126)	(3,156)	(17,307)	(11,704)
Proceeds from sale of property and equipment	3	-	84	13
Purchase of investments	(32,393)	(83,441)	(202,768)	(387,988)
Proceeds from investments	147,003	57,000	376,962	176,597
Capitalization of software development costs	(300)	(260)	(1,150)	(1,311)
Purchase of intangible assets	-	-	(3,000)	-
Payments for acquisitions, net of cash acquired	(78,430)	-	(143,377)	(52,267)

Net cash provided by (used in) investing activities	31,757	(29,857)	9,444	(276,660)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	8,671	10,827	26,751	25,984
Purchase of treasury shares	(10,895)	-	(95,886)	-
Excess tax benefit (shortfall) from share-based payment arrangements	5	(417)	372	(18)

Net cash provided by (used in) financing activities	(2,219)	10,410	(68,763)	25,966

Effect of exchange rates on cash and cash equivalents	(550)	267	(144)	389

Net change in cash and cash equivalents	82,281	24,899	94,911	(105,285)
Cash and cash equivalents, beginning of period	122,156	84,627	109,526	214,811

Cash and cash equivalents, end of period	$204,437	$109,526	$204,437	$109,526